




SECURITI|| |N

12010658

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	36803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **1/1/2011**   AND ENDING   **12/31/2011**

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P.P. Euro-Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   595 Madison Avenue
(No. and Street)

   New York   **NY**   **10022**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                           (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Rothstein Kass
(Name -- if individual, state last, first, middle name)

4 Becker Farm Road	**Roseland**		**07068**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 1 5 2012
09 REGISTRATIONS BRANCH

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Paolo Bianco_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____J.P.P. Euro-Securities, Inc._____ , as of
_____December 31,_____ ,20 _11_ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____

MARYANN RUGGIERO
Notary Public State of New York
Nc   13002240
• Qualified : ... chester County
Commission Expires March 16, 201?

_____
Notary Public

_____
Signature

PRESIDENT
_____
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

Rothstein Kass

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

J.P.P. EURO-SECURITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
J.P.P. Euro-Securities, Inc.

We have audited the accompanying statement of financial condition of J.P.P. Euro-Securities, Inc. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of J.P.P. Euro-Securities, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
January 23, 2012

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash and cash equivalents	$	2,659,704
Cash, segregated for exclusive benefit of customers		150,000
Prepaid expenses		30,752
Prepaid income taxes		6,471
Property and equipment, net		9,977
	$	2,856,904

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	44,174
Fee payable, parent		3,790
Expense reimbursement payable		825
		48,789
Stockholder's equity		
Common stock, $1 par value, 25,000 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		1,178,990
Retained earnings		1,604,125
Total stockholder's equity		2,808,115
	$	2,856,904

J.P.P. EURO-SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies

Nature of Business

J.P.P. Euro-Securities, Inc. (the "Company") was incorporated in the State of Delaware on August 4, 1986, registered as a broker dealer in December 1986 and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

On June 19, 2006, Intermonte SIM Spa (the "Parent") purchased all of the outstanding shares of the Company from Oddo et Cie, Enterprise d'Investissement.

The Company introduces United States investors to its foreign brokerage affiliates for execution of transactions with respect to securities listed on various securities exchanges in Europe. The Company does not hold customer funds or safekeep customer securities. The Company also engages in private placement of securities and distribution of third party research.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on January 23, 2012. Subsequent events have been evaluated through this date.

Revenue Recognition

The Company earns service fee income from its Parent for providing the Parent with certain administrative support services in connection with customers of the Parent. Service fee revenue is recognized in the period that the services are provided. The Company also earns a management fee for providing similar service to an unrelated third party. Management fee revenue is recognized as earned.

Cash and Cash Equivalents

The Company considers its investment in a money market fund to be a cash equivalent.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation of equipment, furniture and fixtures on a straight line basis, over the estimated useful life of 7 years.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

J.P.P. EURO-SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

J.P.P. EURO-SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

2. Property and equipment

Details of property and equipment at December 31, 2011 are as follows:

Furniture and fixtures	$	59,137
Equipment		5,430
		64,567
Less accumulated depreciation		54,590
	$	9,977

Depreciation expense was approximately $10,000 for the year ended December 31, 2011.

3. Net capital requirement

The Company is a member of FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 with respect to transactions effected on foreign securities markets. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At December 31, 2011, the Company had net capital of approximately $2,760,915, which was approximately $2,511,000 in excess of its minimum requirement of $250,000.

4. Income taxes

The provision for income taxes consists of state and local taxes for approximately $18,000 for the year ended December 31, 2011.

A reconciliation of the statutory federal income tax rate and the effective tax rate is as follows:

	2011
Federal statutory rate	22 %
State income taxes, net of federal effect	5
Permanent differences and other	24
Refund from prior year	(15)
Effective income tax rate	36 %

J.P.P. EURO-SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

5. Concentrations of credit risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions in which counterparties primarily include broker-dealers, banks, and other financial institutions. These activities may expose the Company to off-balance-sheet risk in the event the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash balances principally in one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses from this counterparty.

6. Rule 15c3-3

The Company is subject to Securities and Exchange Commission Rule 15c3-3, as adopted and administered by the Securities and Exchange Commission. To comply with its requirements, cash in the amount of $150,000 has been segregated in a special reserve account for the exclusive benefit of customers.

7. Related party transactions

Pursuant to a verbal agreement, the Parent pays a fee to the Company for services provided to certain customers of the Parent equal to 104.2% of the expenses attributable to such activities, excluding income taxes. Of the amounts included as fee income in the statement of operations, approximately $46,000 was derived from the Parent.

Fee payable due to Parent of approximately $3,800 includes expenses incurred in amount less than the expense reimbursements attributable to the Parent.

Reimbursements for the year ended December 31, 2011 were approximately $1,087,000, which is included in reimbursed expenses in the statement of operations.

8. Letter of credit

The Company established an irrevocable standby letter of credit in the amount of approximately $104,000, issued in connection with the operating lease for the office facility in New York. The letter is automatically extended through December 2014.

J.P.P. EURO-SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

9. Commitment

The Company has an operating lease agreement for office space which is extended through December 31, 2014.

At December 31, 2011, future aggregate minimum annual rent payments under this lease are approximately as follows:

Year ending December 31,

2012		264,000
2013		264,000
2014		264,000
	$	792,000

Rent expense, including certain other rent charges, for the year ended December 31, 2011 was approximately $286,000.

10. Service fee and expense reimbursement arrangement

The Company maintains a correspondent relationship with a Belgian firm, Petercam S.A., in which the Company services the needs of North American institutions that wish to invest in Belgian securities. In return for their services, the Company receives a service fee of approximately $25,000 annually, which is included in management fee income in the statement of operations.

Petercam S.A. has agreed to reimburse the Company for operating costs, capital expenditures, lease obligations and other mutually agreed upon expenses incurred under the correspondent relationship. Reimbursements for the year ended December 31, 2011 were approximately $1,197,000, which is included in reimbursed expenses in the statement of operations.

11. Employee benefit plan

Effective January 1, 2000, the Company adopted the J.P.P. Euro-Securities, Inc. 401(k) Plan (the "Plan") under section 401(k) of the Internal Revenue Code of 1986 (the "Code"), as amended. Under the Plan, all employees eligible to participate may elect to contribute a percentage of their salary up to the maximum allowed under the Code. All full-time employees are eligible for the Plan. The Company matches up to $12,000 per year of each employee's contributions. The Company made contributions of approximately $75,000 in 2011.